                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ...............................................................................

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                                  VIASOFT, INC.
                            (Name of Subject Company)

                                  ASG SUB, INC.
                            ALLEN SYSTEMS GROUP, INC.
                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    92552U102
                      (CUSIP Number of Class of Securities)

 ...............................................................................
                          Kristine Kennedy Rieger, Esq.
                        Senior Vice President, Secretary
                               and General Counsel
                            Allen Systems Group, Inc.
                             1333 Third Avenue South
                              Naples, Florida 34102
                                  (800) 932-5536

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

 ...............................................................................
                                   Copies to:

                           Robert E. McLaughlin, Esq.
                             Steptoe & Johnson LLP
                         1330 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                           Telephone: (202) 429-3000

                            CALCULATION OF FILING FEE

 ------------------------------------------------------------ -----------------------------------------------------------
                   Transaction valuation*                                        Amount of filing fee
 ------------------------------------------------------------ -----------------------------------------------------------
                      $155,653,952                                                      $31,131
 ------------------------------------------------------------ -----------------------------------------------------------


         * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, $0.001 par value, of Viasoft, Inc. on April 28, 2000 (18,178,001) at $8.40 per
share, plus the aggregate amount required to be paid to holders of outstanding stock options ($8.40 per share less the option exercise price), in accordance with terms of the offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(b) and (d) under the Securities Exchange Act of 1934 (the "Exchange Act").

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $31,131
         Form or Registration No.:  TO.
         Filing Parties:   ASG SUB, INC.
                           ALLEN SYSTEMS GROUP, INC.
                           VIASOFT, INC.
         Date Filed:  May 4, 2000

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                        Exhibit Index Begins on Page: 11


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
        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed by ASG Sub, Inc., a Delaware corporation ("ASG Sub"), Allen Systems Group, Inc., a Delaware corporation ("Allen Systems") and Viasoft, Inc., a Delaware corporation (the "Company"), on May 4, 2000, as amended by Amendment No. 1 to the Schedule TO filed by Allen Systems, ASG Sub and the Company, on May 10, 2000 (the "Schedule TO") relating to the combined tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company, together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 20, 1998, as amended between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the tender offer at a purchase price of $8.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000, as amended as set forth below (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. ASG Sub is a wholly-owned subsidiary of Allen Systems.

        Items 1, 4, 5 and 12 of the Schedule TO are hereby amended by including the following information in the Offer to Purchase, which is hereby expressly incorporated by reference herein:

ITEM 1.     SUMMARY TERM SHEET.

        The paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - IS IT POSSIBLE THAT THE BANKS WILL NOT LOAN ALLEN SYSTEMS AND ASG SUB THE FUNDS UNDER THE CREDIT AGREEMENT THAT ARE NECESSARY TO COMPLETE THE OFFER?" at page Q-1 of the Offer to Purchase is amended by adding the following at the end of the first sentence in such section:

                "In addition to the customary conditions found in credit agreements, such as the delivery of documents, accuracy of the parties' representations and warranties, and compliance with applicable laws and regulations, other significant conditions to the loan include:

                (1) the total amount paid by ASG Sub for the purchase of shares cannot exceed (a) three times Viasoft's pro forma maintenance revenues for the 12 month period ending March 31, 2000 ($81,915,000); or (b) $94 million, whichever is smaller;

                (2) ASG Sub must purchase a majority of the shares, and Viasoft must have the funds to purchase the remaining outstanding shares;

                (3) Viasoft must guarantee the loan from the banks by pledging its assets;


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

                (4) Allen Systems' existing debt of approximately $20.5 million must be paid out of the initial funding of the credit agreement (this condition has been met);

                (5) the fees and expenses of the offer and the merger cannot exceed $7 million; and

                (6) Allen Systems must be in pro forma compliance with the financial covenants in the credit agreement immediately after giving effect to the offer and the merger."

        The following paragraph is added to the Offer to Purchase between the paragraph under the caption "SUMMARY TERM SHEET - WHAT DOES VIASOFT'S BOARD OF DIRECTORS THINK OF THE OFFER?" and the paragraph under the caption "SUMMARY TERM SHEET - IS THIS THE FIRST STEP IN A GOING-PRIVATE TRANSACTION?" at page Q-3 of the Offer to Purchase:

        "DO THE OFFICERS AND DIRECTORS OF VIASOFT HAVE INTERESTS THAT DIFFER FROM OTHER SHAREHOLDERS' INTERESTS IN THE OFFER?

                As a result of the offer and the merger, stock options held by officers and directors will become immediately exercisable and these individuals will be entitled to receive the offer price, less the option exercise price, for their vested and unvested options. In addition, Viasoft officers will be entitled to receive from 12 to 18 months of severance payments and health and life insurance benefits as a result of the offer and the merger. Further, Viasoft's directors and officers will also be entitled to continued directors and officers insurance coverage and indemnification benefits for six years following the merger. See "SPECIAL FACTORS - 6. Interests of Certain Persons in the Offer and the Merger" for a description of these and other possible conflicts of interest." "

        The paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - IS THIS THE FIRST STEP IN A GOING-PRIVATE TRANSACTION?" at page Q-3 of the Offer to Purchase is amended by deleting the fourth sentence through to the end of such paragraph in such section.

        The paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - WILL THE OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES OF VIASOFT COMMON STOCK ARE NOT TENDERED?" at page Q-3 of the Offer to Purchase is amended to read as follows:

                "Yes, if shareholders tender at least 51% of Viasoft's fully-diluted outstanding shares, and the other offer conditions are met, we will purchase all tendered shares in the offer. ASG Sub will then own a majority of the outstanding shares of Viasoft common stock and will vote all of those shares in favor of the merger. Under Delaware law, the affirmative vote of a majority of the outstanding shares is sufficient to approve the merger. After the purchase in the offer, until the effectiveness of the merger, Viasoft may have so few remaining shareholders and publicly held shares that the common stock will no longer be eligible to be traded through the Nasdaq National Market or any other securities market. In that event, there may be no public trading market for the common stock, and Viasoft may no longer be required to comply with the Securities and Exchange Commission's rules relating to publicly held companies, such as filing reports with the SEC."

ITEM 4.     TERMS OF THE TRANSACTION.

        The section of the Offer to Purchase entitled "INTRODUCTION" at page 2 of the Offer to Purchase is amended by adding the following new paragraph after the twelfth paragraph of such section:

                "Legally, a "joint" tender offer may be interpreted to mean that each party to the offer is jointly and severally liable to purchase all the shares that any one party has committed to purchase. Although we have characterized the Offer as a "joint" tender offer, neither ASG Sub nor Viasoft is required to purchase all of the Shares. Rather, if the Minimum Condition is met, ASG Sub is only liable to purchase a majority of the Shares and Viasoft is only liable to purchase the remaining Shares tendered. Therefore, you should interpret the phrase "joint offer" throughout this Offer to Purchase to mean a "combined offer.""

        The subclause (c) of the first paragraph of the section of the Offer to Purchase entitled "THE OFFER - 9. CONDITIONS TO THE OFFER - CONDITIONS TO THE ALLEN SYSTEMS OFFER" at page 49 of the Offer to Purchase is amended to read as follows:

                "(c) at any time after the date of the Merger Agreement and before 12:00 Midnight on the Expiration Date (or in the case of any action by a Governmental Entity described in (i) or (ii) below, at any time before the acceptance of such Shares for payment or the payment therefor (whether or not any Shares have heretofore been accepted for payment or paid pursuant to the Allen Systems Offer)), any of the following conditions exists and is continuing:"

        The subclause (c) of the first paragraph of the section of the Offer to Purchase entitled "THE OFFER - 9. CONDITIONS TO THE OFFER - CONDITIONS TO THE VIASOFT OFFER" at page 52 of the Offer to Purchase is amended to read as follows:

                "(c) at any time after the date of the Merger Agreement and before 12:00 Midnight on the Expiration Date (or in the case of any action by a Governmental Entity described in (i) or (ii) below, at any time before the acceptance of such Shares for payment or the payment therefor (whether or not any Shares have heretofore been accepted for payment or paid pursuant to the Viasoft Offer)), any of the following conditions exists and is continuing:"

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The first two sentences of the sixth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - BACKGROUND" at page 4 of the Offer to Purchase are amended to read as follows:

                "On June 28, 1999, Mr. Whiteman received an unsolicited letter of interest from another company ("Other Interested Party") regarding a possible all cash acquisition of Viasoft. The proposed price range of approximately $5.40 per share was substantially below the price then under discussion with Compuware."

        The twelfth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - BACKGROUND" at page 5 of the Offer to Purchase is amended to read as follows:

                "Viasoft agreed to terminate the Compuware Merger Agreement because the Viasoft Board did not believe that continuing the DOJ Litigation for many months, with its inherent risks, substantial costs and potential for irreparable damage to the Viasoft business and relationships with customers, distributors and employees, was in the best interest of Viasoft shareholders. Viasoft believes that its business, results of operations, financial condition and liquidity have been materially adversely affected by the announcement of the proposed acquisition by Compuware, the DOJ Litigation and resulting termination of the transaction. Relationships with customers were adversely affected and revenues from product licenses and professional services declined as customers delayed or reconsidered purchase decisions. Among the reasons for these adverse customer effects was Viasoft's inability to commit to customers that a particular strategic direction or development plan would be followed following the Compuware transaction. In addition, some customers expressed concern about continued customer support and enhancement of Viasoft products after the proposed merger and other customers who were considering replacement of Compuware products with Viasoft products put their decisions on hold when the transaction was announced. Viasoft learned of customer concerns primarily through discussions with its sales managers and sales representatives and is not able to determine how many customers were impacted or how many relationships were adversely affected, given the nature of these concerns. In addition, Viasoft experienced significant employee attrition as a result of the announcement of the Compuware transaction and the subsequent delays and uncertainty. Loss of employees has been most significant in the marketing and administration functions and in the sales force, particularly in the United States. From June 30, 1999, when the Company had approximately 430 employees, until January 30, 2000, a date shortly after the termination of the Compuware Merger Agreement, the Company lost approximately 115 employees. Viasoft believes, based on its interviews of departing employees and their coworkers, that approximately 70% of these terminations were related, at least in part, to the terminated Compuware transaction. The functional areas that experienced the most attrition were U.S. sales, which lost approximately 44% of its employees, marketing, which lost 34%, and finance and administration, which lost approximately 26%. Viasoft revenue also declined during and after the period that the Compuware transaction was pending. Total revenues decreased from $23.5 million in the quarter ended June 30, 1999 (the last quarter prior to announcement of the Compuware transaction) to $18.6 million, $15.5 million and $11.2 million in the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000, respectively. License revenue during these periods decreased from $10.8 million in the quarter ended June 30, 1999 to $7.1 million, $5.0 million and $2.3 million in the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000, respectively. The Company believes that these revenue declines are attributable in part to the effects of the terminated Compuware transaction, among other factors, including loss of sales personnel and the end of the market for the Company's year 2000 products and services.

                Viasoft believes that its business, results of operations, financial condition and liquidity may be further materially adversely affected, as Viasoft continues to address the effects of the terminated Compuware transaction. Among other reasons, Viasoft believes these effects may continue because Viasoft must seek to restructure and rebuild its workforce and reinforce both its customer relationships and position in the marketplace following termination of the proposed merger with Compuware. In particular, replacement of lost sales employees is difficult in the tight job market currently experienced in the United States. In addition, sales representatives frequently require 6 to 9 months of training to achieve productivity. Further, the loss of key administrative and management personnel as a result of the terminated merger may have continuing adverse effects on Viasoft's operations unless and until replacements can be successfully recruited and integrated. Other continuing adverse effects may result from delays in product and business initiatives during the pendency of the terminated merger and the risks and uncertainties associated with the business reorganization Viasoft announced following termination of the terminated merger."

        The sixth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS" at page 6 of the Offer to Purchase is amended to include the following additional sentence before the last sentence in such paragraph:

                "Allen Systems proposed a price in the range of $7.50, subject to due diligence and further negotiations; the other company indicated preliminary interest in the range of $6.50 to $7.00, payable entirely in stock of the acquiring company."

        The sixth sentence of the eighth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS--1. BACKGROUND OF THE
TRANSACTION--CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS" at page 6 of the Offer to Purchase is amended to read as follows:

        "The executives also discussed the proposed price for a transaction and Mr. Allen indicated that Allen Systems was prepared to increase the potential transaction price to the range of $8.25 per share if Allen Systems was permitted to conduct additional due diligence and the results of that investigation were favorable."

        The fourth sentence of the thirteenth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS" at page 7 of the Offer to Purchase is amended to read as follows:
                                       7

                "The transaction proposal contemplated a purchase price in the range of $9.00 per share, payable in stock of the Other Potential Offeror then valued at approximately $5.50, with the remainder of the price payable in cash."

        The first sentence of the seventeenth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS" at page 8 of the Offer to Purchase is amended to read as follows:

                "The Viasoft Board and Broadview representatives discussed the fact that while the transaction prices proposed for discussion by Allen Systems and the Other Potential Offeror had stated dollar values between $8.25 to $9.00, Allen Systems was proposing an all cash offer, while the Other Potential Offeror was proposing to pay the majority of the stated value in its common stock, with only the balance payable in cash."

        The final sentence of the seventeenth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS" at page 8 of the Offer to Purchase is amended to read as follows:

                "The Viasoft Board instructed Mr. Whiteman to advise the Other Potential Offeror that a significant increase in the cash component of its proposal, or other significant improvements in the price or terms of the offer, would be necessary before the Viasoft Board would consider the proposal worthy of further consideration."

        The final sentence of the nineteenth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS" at page 8 of the Offer to Purchase is amended to read as follows:

                "On April 7, 2000, a representative of the Other Potential Offeror telephoned Mr. Whiteman and, after a brief discussion, withdrew its proposal. The Other Potential Acquiror was unwilling to meet the Viasoft Board's stated expectation to either increase the cash component of the offer or otherwise improve the terms of its offer."

        The second sentence of the twenty-seventh paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND OF THE TRANSACTION - CONTACTS BETWEEN VIASOFT AND ALLEN SYSTEMS" at page 9 of the Offer to Purchase is amended to read as follows:

                "In addition, during this period, the parties discussed modifications to the Separation Plan to adjust the severance compensation payable to certain key employees, including an increase in severance compensation for two officers from 12 months to 15 months of benefits. See "SPECIAL

        FACTORS - 6. Interests of Certain persons in the Offer and the Merger - Separation Plan." "

ITEM 12.  EXHIBITS.

        Item 12 is hereby amended and supplemented by adding the following after Exhibit (d)(4) thereof:

        (d)(5) First Amendment to Agreement and Plan of Merger dated as of May 25, 2000 by and between Allen Systems Group, Inc. ASG Sub, Inc. and Viasoft, Inc.


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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2000

                                    ASG SUB, INC.

                                    By: /s/ Patrick L. Pullen
                                        ------------------------------------
                                        Name:  Patrick L. Pullen
                                        Title: Senior Vice President
                                               and Chief Financial Officer

                                    ALLEN SYSTEMS GROUP, INC.

                                    By: /s/ Patrick L. Pullen
                                        ------------------------------------
                                        Name:  Patrick L. Pullen
                                        Title: Senior Vice President
                                               and Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit                       Description
-------                       -----------
(d)(5)                        First Amendment to Agreement and Plan of Merger dated as of
                              May 25, 2000 by and between Allen Systems Group, Inc. ASG Sub, Inc.
                              and Viasoft, Inc.

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